FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in Qatar Power Generation and Desalination Plant Project

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 26, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2008

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

March 26, 2008

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in Qatar Power Generation and Desalination Plant Project

Mitsui & Co., Ltd. (“Mitsui”) announced that it has entered into a joint venture agreement with Qatar Petroluem, Qatar Electricity and Water Company and Suez in regard to establishing a project company (“Company”) for a power generation and desalination project in Qatar’s Ras Laffan Industrial City.

The Company will construct a new power generation and desalination plant with a capacity of 2,730 MW plus 63 million gallons of fresh water per day and provide electricity and desalinated fresh water with Kahramaa (Qatar General Electricity and Water Corporation) for 25 years. The total project cost is approximately US$3.9 billion (approximately 80% of the total cost is expected to be financed by syndicated banks on a limited recourse loan basis).

In April of this year, the Company will conclude a power and water purchase agreement and an engineering, procurement and construction contract and will start Commercial operations will start from April 2011.

In Qatar, Mitsui has participated in energy related projects, such as Qatargas 1 and Qatargas 3 LNG projects and Laffan Refinery project. Under the rapid economic growth in the Middle East region, Mitsui positions infrastructure projects in this area as significant field and aims to develop new energy related infrastructure projects utilizing its experience.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Project Summary

• Investors:	Qatar Petroluem: 15%

Qatar Electricity and Water Company: 45%

Mitsui: 20%

Suez: 20%

• Business details:	Construction, maintenance, operation of a power generation and desalination plant and wholesale (BOOT method) of electricity and desalinated fresh water

• Plant capacity:	Gas fired combined cycle power generation plant : 2,730 MW Seawater desalination plant : 63 MIGD

• Project period:	25 years from completion of plant construction (plant construction period: approx. 3 years)

• Buyer:	Kahramaa

• Total project cost:	Approx. US$3.9 billion

• Funding:	Equity participation and limited recourse project finance

• Schedule:	April 2008	Power and water purchase agreement, engineering, procurement and construction contract, etc. concluded

	End of May 2008	Finance close scheduled

	April 2011	Plant construction completed, commercial operations commence

• Construction site:	Ras Laffan Industrial City, Northern Qatar